

Mail Stop 4720

September 14, 2015

Michael T. Studer
Secretary, Treasurer, and
Chief Financial Officer
Castle Holding Corp.
111 West Sunrise Highway, Second Floor East
Freeport, NY 11520

        Re: **Castle Holding Corp.**
                Form 10-K for Fiscal Year Ended September 30, 2014
                Filed October 22, 2014
                Form 10-K for Fiscal Year Ended September 30, 2013
                Filed January 2, 2014
                File No. 033-37809-NY

Dear Mr. Studer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Gus Rodriguez

                           Gus Rodriguez
                           Accounting Branch Chief
                           Office of Financial Services I